UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-42488

Gamehaus Holdings Inc.

(Exact name of registrant as specified in its charter)

19th Floor, Shanghai Technology Investment Building

No. 1699, Zhongke Road

Pudong New District, Shanghai

The People’s Republic of China, 201203

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INCORPORATION BY REFERENCE

This current report on Form 6-K (the “Report”) and the attached Exhibits 99.1 and 99.2 are incorporated by reference in the registration statements of Gamehaus Holdings Inc. (the “Company”, or the “Registrant” ) on Form F-3 (File No. 333-297738), Form S-8 (File No. 333-288231) and Form S-8 (File No. 333-295516), as amended, and into each prospectus and prospectus supplement under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXPLANATORY NOTE

The Registrant is furnishing this Report to provide its notice and proxy statement of its extraordinary general meeting.

EXHIBITS INDEX

Exhibit No.	Description
99.1	Notice and Proxy Statement of Extraordinary General Meeting of Shareholders of the Company, dated November 11, 2026, to be mailed to the shareholders of the Company.
99.2	Proxy Card.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2026

Gamehaus Holdings Inc.

By:	/s/ Yimin Cai
Name:	Yimin Cai
Title:	Chief Executive Officer and Director